UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2022

Commission File Number: 001-40752

RENEW ENERGY GLOBAL PLC

(Translation of registrant’s name into English)

C/O Vistra (UK) Ltd 3rd Floor

11-12 St James’s Square London SW1Y 4LB

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Other events: Appointment of Lead Independent Director

On December 21, 2022, the Board of Directors of ReNew Energy Global Plc has appointed Mr. Manoj Singh as Lead Independent Director, with effect from January 1, 2023.

Brief Profile of Mr. Manoj Singh

Mr. Manoj Singh is Independent Director of the Company since August 23, 2021. In his professional career, he also served as the Chief Operating Officer at Deloitte Touche Tohmatsu Ltd (Deloitte Global) over the period spanning thirty-six years. Prior to his retirement in June 2015, Mr. Singh was based in Cleveland, Hong Kong and New York with Deloitte where he held various leadership positions. Mr. Singh has advised national and multinational companies on mergers and acquisitions, enterprise cost management and shareholder value growth with a specific focus on technology, manufacturing and the energy industry. He is a member of several public and private company boards including The Putnam Funds and Abt Associates as well as a former Board member at DXC Technology. Mr. Singh is also a Trustee at Carnegie Mellon University and a board member at Pratham USA a non-profit engaged in enhancing child literacy and education in India. Mr. Singh holds a B.Tech degree from the Indian Institute of Technology, Kanpur, India and Master of Science in Industrial Administration degree from Carnegie Mellon University, United States, and is a recipient of the Distinguished Alumnus Award from both institutions.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: December 22, 2022	RENEW ENERGY GLOBAL PLC

	By:	/s/ Samir Rai
	Name:	Samir Rai
	Title:	Company Secretary